UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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UNITED STATES OF AMERICA,   :

          - v -   :   NOTICE OF INTENT TO
                                               FILE AN INFORMATION
BNP PARIBAS S.A.,   :

          Defendant.   :

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          Please take notice that the United States Attorney's

Office will file an information upon the defendant's waiver of

indictment, pursuant to Rule 7(b) of the Federal Rules of Criminal

Procedure.

Dated: New York, New York
          June 27, 2014

PREET BHARARA   LESLIE CALDWELL
United States Attorney   Assistant Attorney General
                                       Criminal Division

                                       JAIKUMAR RAMASWAMY
                                       Chief, Asset Forfeiture and
                                       Money Laundering Section

By: _____   By: _____
     Andrew D. Goldstein   Craig Timm
     Assistant U.S. Attorney   Trial Attorney

AGREED AND CONSENTED TO:

By: _____
     Karen Patton Seymour, Esq.
     Attorney for BNP PARIBAS S.A.